SCHEDULE “A”

NEWS RELEASE

Symbols:	JJJ.X - CSE
HHHEF - OTC Pink

37 Capital issues flow-through units

VANCOUVER, BRITISH COLUMBIA. January 15, 2021. 37 Capital Inc. (the “Company” or “37 Capital”). Further to the Company’s News Release dated December 2, 2019, the Company had intended to issue up to 4,000,000 flow-through units of the Company at a price of $0.05 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company has only been able to raise the amount of $20,000 which the Company intends to incur towards mineral exploration work expenditures during the Company’s 2021 fiscal year. As such, the Company has issued 400,000 flow-through units. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.10 for a period of two years. All securities issued in connection with this financing are subject to a hold period expiring on May 16, 2021.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

/s/ Jake H. Kalpakian

Jake H. Kalpakian,

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.

This news release contains forward-looking information that involve various risks and uncertainties regarding future events. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information.